Exhibit 99.5

Exxon Mobil Corporation and Pioneer Natural Resources Co. Merger Call (Raw version)

Event Details

Date: 2023-10-11

Company: Exxon Mobil Corp. Ticker: XOM-US

Company Participants

Jennifer Kay Driscoll - Exxon Mobil Corp., Vice President-Investor Relations

Darren W. Woods - Exxon Mobil Corp., Chairman & Chief Executive Officer

Kathryn A. Mikells - Exxon Mobil Corp., Chief Financial Officer & Senior Vice President

Unverified Participant

Other Participants

Doug Leggate - Analyst

MANAGEMENT DISCUSSION SECTION

Operator

Please stand by. We’re about to begin. Good day, everyone and welcome to this webcast to discuss the announced merger between Exxon Mobil Corporation and Pioneer National Resources. Today’s call is being recorded. At this time, I’d like to turn the call over to the ExxonMobil’s vice president of Investor Relations, Jennifer Driscoll. Please go ahead, ma’am.

Jennifer Kay Driscoll

Good morning. Welcome to our call to discuss Exxon Mobil’s merger with Pioneer. I’m Jennifer Driscoll, vice president of Investor Relations for Exxon Mobil. With me here are Darren Woods, Chairman and CEO of Exxon Mobil; Kathy Mikells, senior vice president and CFO of Exxon Mobil; and Scott Sheffield, CEO of Pioneer. Please note that the slides are referenced with a script and a press release are available on our investor sections of both company’s websites.

Let me begin with two reminders. First, this communication is informational. It’s not intended to be an offer to buy or sell any security or to solicit your vote. Details are shown on slide 2. Please read this information carefully. Second during the presentation, we may make forward-looking statements which are subject to risks and uncertainties. Please read our cautionary statement on slide 3. You may find further information on the risks and uncertainties that apply to any forward-looking statements in Exxon Mobil’s and Pioneer’s SEC filings on our respective investor websites. Note that we provided certain definitions and supplemental information in the back of today’s presentation.

In a moment, we’ll have a Q&A session. First, let me turn it over to Darren to talk about the strategic logic of the transaction and what it means for our upstream business.

Darren W. Woods

Good morning. Thanks for joining us today on such short notice. We’re pleased to announce this morning our agreement to merge Exxon Mobil and Pioneer, arguably the best performing pure play company with the largest and developed Tier 1 inventory in the Midland Basin. Their acreage is also highly contiguous, which is critical to realizing the full benefits of our development approach and technologies.

As importantly, Pioneer is a company known for its innovative, hardworking people who’ve demonstrated time and again their deep knowledge of unconventional operations in the Permian. We have approximately 7,000 producing wells. When combined with our technology and industry leading operational capabilities, you know that together we can unlock far more value than either of us could alone. Combined company will produce approximately 2 million of low cost oil equivalent barrels per day from the Permian by 2027. Our combined capabilities will enable us to get more resource out of the ground more efficiently with a lower environmental impact, thereby enhancing our ability to serve consumers and strengthen US energy security.

Now I’ll turn over to Kathryn to talk more about the value of this transaction for our shareholders.

Kathryn A. Mikells

Thanks, Darren. This combination is very attractive because it unlocks significant value for both ExxonMobil and Pioneer shareholders, leading to double-digit returns. Each Pioneer shareholder will receive 2.3234 ExxonMobil shares at total consideration, which represents an 18% premium from the undisturbed closing price on October 6 and a 9% premium from Pioneer’s 30-day volume weighted average price on the same day. This is the market premium for this unique asset, which complements ExxonMobil’s existing business and is consistent with our long-term strategy and capital allocation priorities. Pioneer shareholders will have continued ownership in the business through shares of a much larger, more diversified company with long standing financial priorities of investing in advantaged businesses, maintaining a strong balance sheet and rewarding shareholders. We’re leveraging the strong value of our equity currency while maintaining our balance sheet strength and future flexibility to further enhance shareholder returns. Shareholders of Exxon Mobil and a Pioneer will benefit from the resulting synergies of the combination, as well as further upside potential from emerging technology investments, which Sharon discussed earlier.

Synergies are approximately $1 billion beginning in the second year post closing, growing substantially over the next five years and averaging about $2 billion per year over the next decade. At a high level, this can be broken down to about two thirds from improved resource recovery and one third from CapEx and OpEx efficiencies. We expect the transaction to be immediately accretive to our earnings per share, cash flow and free cash flow.

Pioneer offers peer leading asset margins and immediately adds $5 billion in annual free cash flow. The transaction is more accretive in the mid to long term at synergies build and it offers a long cash flow runway. With synergies, we expect incremental free cash flow of $6 billion in the second full year post- closing growing to more than $10 billion by the end of the decade.

The strong balance sheet and incremental cash flows generated post-closing will provide even more opportunities to enhance shareholder distributions. So you can see that it’s a powerful combination that drives value for all shareholders.

With that, I’ll turn it back to Jennifer.

Unverified Participant

Thank you, Kathy, I will now begin our Q&A session. Please note that we continue to request that analysts ask a single question as a courtesy to the other analysts on the line. However, please remain on the line in case you need to ask any clarifying questions. With that operator, please open up the line for our first question.

QUESTION AND ANSWER SECTION

Operator

Thank you, Mrs. Driscoll, the question-and-answer session will be conducted electronically. We’ll go first to Devin McDermott with Morgan Stanley.

Unidentified speaker

Question – Unidentified speaker: Hey, thanks for taking my question and congratulations.

Answer – Unidentified speaker: Thank you.

Unidentified speaker

Question – Unidentified speaker: So, Darren I wanted to ask a higher level one to you and if you think about or we think about your tenure as CEO at Exxon, you really emphasize the strategy of countercyclical investment and that’s created a tremendous amount of value for Exxon relative to peers. And this transaction, it’s the largest acquisition for Exxon since the merger with Mobil in the late 90s. And I think you did a very good job laying out clear rationale, but it’s also coming at a time of fairly healthy commodity prices. So, I was hoping you could talk in a bit more detail about why now it seems like a piece of the answer is the technology you bring to play here, but I’ll just come together. And what’s your view on why now is the right time for a transaction of this scale?

Answer – Unidentified speaker: Yeah. Sure. Great question, Devin, and I think very appropriate. And you touched on certainly one of the key variables on the timing was all the work that we’ve been doing, and our unconventional business to develop new technologies, new approaches and techniques to improve recovery continues to grow advantage. And therefore grow an opportunity to take an advantage to other assets to realize higher value with the advances that the organization has been making. And as we’ve gone through that evolution, and frankly, we’ve still got a lot more in the pipeline to bring to bear, but we are seeing the results of that begin to manifest themselves which we think create a dual space in the opportunity to transact and with pioneers acreage and they’re a very capable workforce. We saw big, big opportunity to come together and do something that neither one of us could do independently. With respect to the timing, I think, you know, that’s one of the challenges. If you want to buy in the bottom of cycle in terms of a merger or a combination acquisition, you know, you got to have two willing parties. And typically if you’ve got a good business, you don’t want to sell in below the market. I think the opportunities then start to come in the high and we certainly don’t want to lock in a high commodity price cycle. We think a stock transaction actually helps insulate us from the particular part of the commodity cycle that you’re in, both pioneer stock and our stock moves with commodity cycles. We all know that. And therefore, as the commodity cycle rises, so does our stock. And therefore, we kind of thought about it from the standpoint of the transaction. Currency grows with the commodity cycle and declines as commodity cycle comes off and therefore we’ve got some insulation from that exposure. And while we were comfortable doing an all stock transaction. I think too we felt like the value of our stock given the plans that we have in place, the projects that we’re bringing online, the strategy that we have in place, the markets beginning to recognize the value proposition we bring and that also contributes. So if you look at where our stock is, we think we trade on the day of October 5, about I don’t know 9% off of our high. So we felt like the market was reflecting one, the commodity environment we were in. But two, some of the strategic things we’ve been working on and they’re felt like – felt like it was a good time to transact with that currency.

Unidentified speaker

Question – Unidentified speaker: Makes a lot of sense. Thank you.

Answer – Unidentified speaker: You bet.

Operator

We’ll go next to Doug Leggate with Bank of America.

Analyst:Doug Leggate

Question – Doug Leggate: Thank you. Let me add my congratulations, Scott, a fitting ace congratulations to you Thank you. Let me add my congratulations, Scott, for fitting that congratulations to you in particular.

Answer – Unidentified speaker: Thank you Doug.

Unidentified speaker

Question – Unidentified speaker: Darren. I think this is., Darren. I think this is a follow up to the last question. I mean, clearly, your stock could significantly outperformed in the last couple of years. But I’m curious about the synergy numbers that Kathy laid out. So I’m not sure who wants to take this. But if I can recap what you said, $6 billion posts closed on the second full year. So maybe our numbers are off that we had about $5 billion of free cash flow coming from Pioneer on a standalone basis, but that was a flat $80 brand over $75 TI price. So I’m curious, can you share what commodity assumptions are behind that $6 billion and what the breakdown is of the uplift? You see both capital and G&A or operating cost However you see that.

Answer – Unidentified speaker: Yeah, sure. I’m happy to take that Doug. And Darren could add anything else that he has. You know, we would have looked at this in terms of obviously where the market is currently. So, you know, looking at the strip currently and then rerouting that strip over time to I’ll call it a historical type price environment. You know, overall, when we look at the synergies, we talk about $1 billion in synergies, I’ll call it in the full second year following consummation of the transaction, we’ve basically said over the next decade we’d expect those synergies to average $2 billion and obviously they’ll still kind of ramp up from there. If you dissect where the synergies come from, roughly two-thirds of the synergies come from increased recovery of the resource. As we look to apply both our technology and I’d say the best practices from both companies. And then the remainder is really coming from mainly CapEx efficiencies, right? Especially as we look to drill longer laterals. Ultimately, that means fewer, fewer wells Dill longer laterals. Ultimately, that means fewer wells and we drive CapEx efficiencies for that. And then we get a little bit of operating efficiencies as well. And again, that’s driven by largely bringing incremental technology to how we’re operating and frac operations as well. So that’s how you should think about the overall synergies. You know, it’s obviously for us, we said from day one because we immediately get the benefit of pioneer earnings and pioneer cash flows, we expect it to be modestly accretive on day one as those synergies build and production volumes build over time, that would make the overall accretion even stronger over time.

Unidentified speaker

Question – Unidentified speaker: May I have a clarification on this, Kathryn real quick? So I guess I’m looking for the capital piece of this. So Exxon standalone spending guidance, albeit high end was 20 to 25. What is it, post deal and not second year that you’re talking about?

Answer – Unidentified speaker: Yeah. And so I think you should start with where Pioneer is that currently. So Pioneer would have guided their CapEx for this year of call it roughly 4.5 billion, 4 to 4.6. Right. And so when we go to integrate two companies, that is the starting point. Over time, we will then drive capital efficiencies, right as we apply technology longer lateral, fewer wells, et cetera. So that’s the starting point that you should consider.

Unidentified speaker

Question – Unidentified speaker: Okay. Thank you.

Answer – Unidentified speaker: Thank you.

Operator

We’ll go next to Neil Mehta with Goldman Sachs.

Unidentified speaker

Question – Unidentified speaker: Thank you. Thanks so much. And congratulations. And Scott, you definitely will be missed. So thanks for all the guidance over the years. I want to dig in and this improved recovery rate. Bar chart and maybe you can provide some perspective to the market of how we can understand the upside that’s associated with the recognizing?

there could be some competitive limitations. You see that? Could be some competitive limitations. You see that ultimately through lateral, longer lateral lengths or technological innovation that really can enhance that recovery perception.

Answer – Unidentified speaker: Yeah, sure, Neal. I’ll talk you through at a high level what we’re doing in that space. And you may recall, and I’ve been fairly adamant about this with the organization for quite some time, is, you know, we’ve got to take the work and the investments that we’re doing in our technology space and translate that into improvements in performance across our businesses. And certainly in the unconventional business, one of the big challenges in value levers available to us is improve recovery. You’re drilling the wells, you’re fracking. I mean, so the resource is there and available to us. It’s our ability to reach, reach that resource and get it out of the ground. And so that’s – that’s the challenge organization has been working on that starts with really, you know, the completions in the fracking. And what I would tell you is when we first got started on this, you go back in time. The technical and scientific understanding of how fracs work, how they propagate, how do you improve propagation? How do you keep those fractures open, all that – the science behind all that I would say was fairly immature and not well understood. And what our organization has been very focused on is understanding that at a very scientific level, so that we can then trial different approaches and technologies to improve the fracturing and then keeping those fractures open.

Big part of that comes with how we do completions all the way down to how we cement. There’s a lot of work that we do around the geometry of the frac. We do a lot of measurement down hole to make sure that we understand where the fracs, you know, where they’re propagating to. And that helps us with a well spacing and think about, you know, where we put the next wells.

we understand where the fracs, you know, where they’re propagating to. And that helps us with a well spacing and think about, you know, where we put the next wells. There’s a number of things that we’re doing that is unique to the industry and actually delivering much better results than what we’ve seen historically and compared to many other in the industry. I’d also say that, you know, that understanding of the subsurface and how the fractures are working leads to a different approach to well spacing. And you’ve heard us talk about the cube design and what we’ve been working on since 2018 that has gone through several evolutions as we learn and improve. And so that design, that cube design continues to become more and more productive as we get better and better at understanding exactly what’s happening and fine tuning that. So there’s just a couple of examples of better resource recovery, but if you think about it, you get better at recovering the resources. If you look at the cost saving side and we get better at, you know, longer laterals, faster means you can drill less wells and spend less time in the well. It means lower cost that then improves the economics and allows you to reach out to other benches that may not be as economic with existing technologies, but then become accessible as you get more efficient and more productive and therefore the economics begin to work in your favor so you can tap into actual additional resources that without those improvements wouldn’t be economically available. So those are the things that kind of go in to improve resource recovery. And like I said, we’ve got a lot of those deployed now and we’re seeing the benefits of it and we’ve got other things that are in the pipeline that we would expect to kind of hopefully build on. That’s a little early to make that call, but we’re certainly optimistic.

Unidentified speaker

Question – Unidentified speaker: Thanks, Darren.

Answer – Unidentified speaker: You bet.

Operator

We’ll go next to Bob Brackett with Bernstein Research.

Unidentified speaker

Question – Unidentified speaker: Good morning. Digging into the the improved recovery resources a bit more. If I think about a $1 billion of synergy there on a standalone Pioneer that might have been saved $15 billion of revenue next year. That sounds like single digit levels of improvement in terms of productivity or EUR. Is that the right way to think of it? Is what you’ve baked in. And then if you do more, you get more.

Answer – Unidentified speaker: No, no. I would say we’ve baked in an assumption on improved recovery that is above what you were suggesting in terms of single digit. I mean, you know, much longer term, I’d say our ambition is to try and double recoveries kind of over a longer term period of time. And so I said $1 billion in synergies early on, growing to $2 billion on average over the next decade and clearly ramping up right. So ramping up to over obviously by $2 billion in synergies and about two thirds of that coming from improved recovery.

Unidentified speaker

Question – Unidentified speaker: Right. That’s very clear. Thank you.

Answer – Unidentified speaker: You bet.

Operator

Well, the next two Jason Gable men with TD Cowen.

Unidentified speaker

Question – Unidentified speaker: Yeah. Hey, congrats on the deal. I guess I wanted to ask about. It seems like the combined production growth is actually guided higher than where Pioneer and Exxon were individually guiding their growth. I think it’s 150,000 barrels a day higher. And this is counter to, I think, what we’ve seen where companies acquire other companies innovation and then they actually reduce rigs, reduce CapEx. And that’s kind of where they see a lot of the synergies. So it seems like you’re taking a different strategy with this acquisition. And then I was wondering if you can elaborate on why you’re deciding to do that versus what others have done in recent upstream M&A. Thanks.. Thanks.

Answer – Unidentified speaker: Yeah. I can’t speak to anybody else’s strategy. But what I would say is the Pioneer Organization is delivering a lot of value with the work that they’re doing. We believe that we’re delivering a lot of value with the work that we’re doing. The investments have excellent returns. We’re bringing on low cost of supply barrels into a market that desperately needs them. And so when we bring these two together, it’s not about cutting back, it’s about building up and frankly, taking the advantages that each organization has and bringing that to bear. And so I would say that’s what, you know, we’re not looking at cutting either rig operations or people or head count. We’re looking at how do we take the best of both operations and grow advantaged volume, profitable volumes and generate good returns. And our starting point is we’ve got a lot of, I guess, confidence in respect for what the Pioneer Organization is currently doing. We feel good about what we’re doing.

So as a starting point, our assumption is we keep doing that. Obviously, as the teams get together and start looking at, you know, what both know and how we can optimize between the two teams, you know, we may adjust that because we see opportunities. It makes more sense, but we haven’t done the work yet that would suggest that that’s going to lead to any different outcome than what we’re currently at. So I would just say as a starting point, given that we haven’t done the work in that space, we’ve got two solid organizations delivering value and that’s our starting point. And then we’ll go from there as we bring the two organizations together. Unidentified speaker

Question – Unidentified speaker: Great. And then just a quick follow up. You mentioned in the presentation 4 mile laterals, which is not that common for the industry. So I was wondering if you could discuss the success that you’ve had on drilling 4 mile laterals within Exxon and kind of the uplift that provides within the total synergy target. Thanks.

Answer – Unidentified speaker: Sure. I’ll tell you one of the big changes as we’re reorganizing the company and we brought, you know, ex-CEO, had for a long time been held somewhat separate up in Fort Worth. And so my observation was we were not actually getting the benefits of the whole organization of all of Exxon Mobil Corp. and so what we wanted to do is integrate that work and start thinking about the businesses based on their heritage and start thinking about what are the capabilities that we can bring to bear to improve results. And so we brought in our Wells organization that got to experience all around the world. We think about Stockland and think about Abu Dhabi. Think about all the places where we set records for drilling and brought that group into our unconventional business and let them loose to go figure out how they take what they’ve learned all around the world and apply it to this unique resource. And they’ve made astounding progress. And so if you think about the long laterals, one of the challenges is anyone bench is not. It’s not on a consistent horizontal plane. The things, you know, move around with the forces of nature at the time. And so there is a trick as you drill longer and longer, making sure that you stay in the right place within that bench. We have capabilities to do that.

One of the challenges of very long lateral is how do you make sure you’re getting the same productivity at the toe as you got it to heel? And how do you manage that fracturing and completion to make sure that you have good productivity all along that we’ve designed come up with a number of techniques and technologies to make sure that that’s happening and we measure it to make sure that we’re getting the right productivity. And so a number of things that we’re doing that is very difficult to do. Long laterals, if you can do them, is one thing making sure those laterals are in the right place and producing at the right rate That’s and that’s a whole other game. And that’s kind of what we brought through this broader experience base into the organization. And then of course, at that Wells organization, drilling organization continues to improve the rate at which they’re doing. So doing it much faster today than we were in the past. And are you drilling longer? But you’re drilling faster. And so that means less cost. So all these pieces come together to result in a much lower costs from a capital and OpEx standpoint. And then, of course, when you layer on the recovery stuff, it’s kind of a double win there. And if you then couple that with Pioneer’s acreage and the fact that they have, you know, the best acreage in the Midland Basin and you bring some of these techniques that we picked up from around our broader experience sets, you know, that is a powerful combination. Unidentified speaker

Question – Unidentified speaker: Got it. That’s really helpful. If I could just maybe sneak in one more quick one. Just clarification.

Answer – Unidentified speaker: I think did let somebody else.

Answer – Unidentified speaker: Thanks, Jason. Unidentified speaker

Question – Unidentified speaker: Thanks.

Operator

We’ll go next to Biraj Borkhataria with RBC. Unidentified speaker

Question – Unidentified speaker: Hi there. Thanks for taking my question. I wanted to ask a broader question on portfolio concentration and how you’re thinking about that going forward. In your in your prepared remarks, you talked about the US account for 45% of your production. And you know, historically, you know, one of the hallmarks of a supermajor has been diversification. I appreciate this is the home country, so you should be overweight. But I’m just wondering how you’re thinking about the risks and the benefits of diversification on a go forward basis post this deal. Thank you.

Answer – Unidentified speaker: Yeah. Sure. A great question, because I think that diversification strategy is a primary element of our risk management given the geopolitical forces that we face around the world. And so, yes, that is – it has always been a consideration. But layered into that is the opportunity and the advantages of the opportunity. If you go back, fundamentally what we’re trying to do in our company and our strategy is to make sure that we are pursuing projects that are on the far left hand side across the supply curve. So that they are resilient to, robust to and develop returns across the commodity cycles, even in the lows of the commodity cycle, which means you’ve got to be have very, very advantaged investments in projects. So, we’re focused keenly on that.

We’re also focused on the opportunity to realize the revenue that comes with those investments. And so, as we look at all those things together, US production provides the opportunity to get on the left hand on the cost of supply curve. You’ve got very good fiscals and you can realize the full value of price increases. And fairly, I think a clear understanding of the role that energy plays and the importance of energy security for the US economy. And so, I think that’s just you way off diversification with value of the opportunity set and we feel pretty comfortable with where we struck the balance right now.

Answer – Unidentified speaker: And just the one thing I’d add to that is we end up moving much more towards short cycle in our portfolio. Right. And that again, helps us from a resiliency perspective in terms of how we manage through the cycles and short cycle, being able to have much more capital flexibility associated with it versus the rest of our portfolio. So, we view that as a real advantage. Unidentified speaker

Question – Unidentified speaker: Very clear. Thank you very much.

Answer – Unidentified speaker: You’re welcome.

Operator

We’ll move the next to... And it’s Nitin Kumar with Mizuho. Unidentified speaker

Question – Unidentified speaker: Hi. Good morning and congratulations to both Darren and Scott on the deal. I guess my question is really just to understand this recovery improvement that you’re talking about, but Kathy, you know, within this grow the incremental 150,000 barrels a day or so, how much of that do you expect to come from incremental activity versus just improve resource recovery or maybe said differently? You know, your outlook for capital is around $23 billion. Pioneer was about $4.5 billion. How should we think about the longer term capital trajectory to deliver the 2 million barrel number for the Permian?

Answer – Unidentified speaker: Sure. And so one of the benefits that we get is capital efficiency overtime. Right. That will start to come as we apply our approach with regard to the development of what is currently undeveloped resource. Right, which I would have said, if you look at what it is that we’re bringing together, I mean, it is clearly the largest undeveloped Tier 1 inventory in the Midland Basin by far. Right. And so we will get incremental resource recovery as we start to apply all the technologies that Darren just talked about with regard to longer laterals, fracking technology, and using much more and more real time data and information, you know, as we’re drilling the wells and fracking the wells to make sure that we’re optimizing resource recovery. And so most of that is going to come from what’s currently undeveloped resource over time. And so that will, I’ll call it blend into the production portfolio over time. But clearly getting more resource out of the ground, doing that more efficiently and doing that with the lower environmental footprint is really what drives the benefit that this transaction in bringing the best of both of these companies together. Unidentified speaker

Question – Unidentified speaker: Okay. Thank you.

Answer – Unidentified speaker: We’ll go next to Harry Matear with Barclays. Unidentified speaker

Question – Unidentified speaker: Hi. Thanks for taking my question. I wonder if you can talk through how we should think about Exxon’s balance sheet framework after closing Pioneer? I mean, the all start nature of this de-leverage leverages the balance sheet, but you’re already starting from a position of strength. So, you know how do you think about managing that going forward? And then related, do you plan to guarantee to Pioneer debt as part of the merger process in order to make all the debt parry pursue. Thanks.

Answer – Unidentified speaker: Sure. And so overall, if you look at our balance sheet, you know we’ve clearly been very focused on making sure that we’re maintaining a strong balance sheet in order to give us the flexibility that we need to manage through the cycles. You know, one of the big benefits of this is Pioneer also has an incredibly strong balance sheet. So when we put these two companies together, you know we land on a very strong balance sheet. In fact, when we look at this technically, I would say Pioneer’s balance sheet actually is not, okay, you know, improved, even relative to Exxon Mobil, we get kind of a credit, credit accretion from this. And so our perspective is we maintain a lot of flexibility. That flexibility helps us to ride through the cycles and obviously helps us to enhance shareholder returns over time. I say the Pioneer debt holders will get the benefit of coming over to Exxon Mobil overall and I think that also leaves them in a very strong position. Unidentified speaker

Question – Unidentified speaker: Okay. Thanks, but no specifics in terms of how that debt will be treated at this point in terms of formal guarantee or not.

I mean, we’re a double AA-rated strongly rated company. I think the Pioneer debt holders will be very happy. Unidentified speaker

Question – Unidentified speaker: Got it. Thank you.

Operator

We’ll go next to Doug Leggate with Bank of America.

Unidentified speaker

Question – Unidentified speaker: Hello. Sorry I was on mute. That was my mistake. Expecting to get cold again, but...

Answer – Unidentified speaker: Yeah. You are a Unidentified speaker

Question – Unidentified speaker: Thanks so much. I – my follow up question. I wanted to be respectful of the process, so I lined up again my follow up questions on the dividend and buyback situation. Again, it might be for Kathy. So when you see situations like this, sometimes buybacks are restricted Kathy So I wonder if you could just walk us through what you anticipate your buyback restrictions to be. And of course, Pioneer detailed a variable dividend policy will not be suspended during the process because obviously that would imply a different level of cash at the close. Any color around that and maybe even your future dividend policy in light of the $6 billion of incremental cash flow would it be...

Answer – Unidentified speaker: Okay. You know, there were multiple different questions in there that

I’m going to unpack, Doug So you’re... Unidentified speaker

Question – Unidentified speaker: All dividend related.

Answer – Unidentified speaker: I appreciate the umbrella overall questions that this hangs underneath us. So if we just talk about the first part of your question, hey, how do you think about dividend restrictions? You know, kind of on both sides of this transaction, either ExxonMobil or Pioneer. With regard to Pioneer, they obviously have an existing shareholder distribution framework in place, you know, where they’re looking to pay out 75% of their prior quarter, I’ll call it free cash flow first, doing that through their base and then doing the Remainder of that through variable dividend and or some level of buybacks. So their results occur as a result of the transaction. Or as you think about, I’ll call it the free cash flow that comes from their third quarter. That ultimately would be triggering a payout for the fourth quarter. That variable part of the dividend and only the variable part of the dividend would be restricted by 75%. So their base dividend will continue to be 75%. Their base dividend would continue. And then if you think about the free cash flow that would be generated in the fourth quarter, which would get paid out in the first quarter of 2024, that would be restricted by 50%. And so those are the restrictions on the pioneer side. And again, their base dividend would continue if it takes us longer than the end of the first quarter to close.

On the Exxon Mobil side, our only restriction would be to some kind of extraordinary dividend, which we would not anticipate. On the Exxon Mobil side, we have over the last couple of years revisited our dividend in the fourth quarter. I am never going to get out in front of Exxon Mobil’s board of directors, but I’d say from a timing perspective, that’s what we’ve done for the last couple of years. And so that gives you, I think, a good idea of the framework we’re not anticipating on the Exxon Mobil side to change our overall approach. In terms of capital allocation. I think actually this transaction is very consistent with that. You know, first and foremost, we’re going to adjust and manage projects. We consider this to be a very advantage acquisition rate, maintaining a strong balance sheet and then making sure that we’re sharing rewards with our shareholders first and foremost through a dividend that is sustainable, competitive and growing, and secondarily through share repurchases. And then you didn’t ask this, but I’ll just address this because we get a lot of questions about this, our overall program with regard to share repurchases.

you know, I would describe as it’s on autopilot underneath a 10b5-1 plan. Right. And it anticipates that ExxonMobil could have entered into public type M&A transactions that would cause us to have to be out of the market during the period of the solicitation of those transactions. But it automatically contemplates that so that we’re able to still execute, you know, what we have guided to. So we continue to expect to repurchase 17.5 billion worth of our shares this year as an example. And similarly, as we would go into next year, you know, we have guided to up to an additional 17.5 billion of share repurchases next year. That is all already contemplated in the 10b5-1 plan that we have filed. Unidentified speaker

Question – Unidentified speaker: And Kathy – Kathy. That’s what I needed and I’m pretty sure my buyback question was embedded in there somewhere so. Thanks so much for .

Answer – Unidentified speaker: Appreciate that. Thanks so much, Doug.

Operator

Well, the next is Roger Reed with Wells Fargo.

Answer – Unidentified speaker: Hi Roger. Unidentified speaker

Question – Unidentified speaker: Good morning. Hopefully you can hear me all right. I’m traveling here, so on a cell phone. But the question I wanted to ask and this is embedded in the outlook for 27 may be getting over 5 million barrels a day, one of production. Darren, do you see like and it gets also back to the sort of balance of the company question, do you see an overall structural change potentially coming after this closure of assets that you would, you know, hybrid and readjust with, you know, potentially increase the targeted disposals or something along those lines. Also, I’m thinking about sort of the free cash flow generation potential of a transaction like this.

Answer – Unidentified speaker: Yeah. Thank you, Roger.

I would just tell you, put aside the transaction and what we’re doing here as a part of our strategy. We are we’ve critically evaluated all of our assets and their competitiveness and where they sit on the cost of supply curve. Again, coming back to the strategy. We’ve got to make sure that the things that we’re focusing on and investing in are competitively advantaged and we’ll be resilient through the commodity cycle. That effort then has led us to and for assets where we don’t see them as competitive as they – that we want them or where others have a higher value to them, that we will then, you know, move to a divestment strategy. And that’s what we’ve been doing fairly aggressively. And the competitiveness of those things and therefore the trigger that drives them to the divestment process doesn’t really change with this transaction. And so that fundamental kind of analysis that goes into it, you know, is it strategic for us as this is a competitive score for our business that doesn’t change. And therefore, I wouldn’t expect that that pipeline to change.

I would say if you look at what we’ve done over the last several years, we’ve been much, much more aggressive in the divestment space. And I would tell you that we’ve got we continue to have a pretty healthy pipeline in that space. And so that’s going to continue, I’d say, on track for what we have been doing. And again, it comes back to very aligned with our fundamental strategy. Then with respect to the rest of the portfolio, again, it comes back to the strategy of, you know, every – every project has got to find its way onto the investment list by demonstrating that it’s advantaged versus the rest of industry and that it will be resilient to a whole range of commodity price cycles you know here you can demonstrate that you’ve got a very competitive assets that’s going to generate strong returns. You make it onto the list. And that really is what drives, you know, our investment portfolio and our CapEx level. When we set the ranges per CapEx going down some time ago, it was really a range reflective of our portfolio and the opportunities that we had in it and the time horizon that we’d be executing that portfolio. That’s what set the range. We don’t necessarily artificially cap what we’re doing in this space. We let the value of the projects cap the capital spend that we’re going to put in place and obviously our ability to effectively execute those projects. So that tends to be what manages that. And we’re bringing in Pioneer. They bring their own set of capabilities to the space. So that expands the capabilities set and then it comes back to the attractiveness of the opportunities. And as I’ve said, our starting position is they’ve got a pretty attractive set of opportunities in front of them. And so I would just see that making it on to the list, not trading it for anything else. Unidentified speaker

Question – Unidentified speaker: Yeah, I appreciate that. I was just thinking the lower cost of supply there that it put pressure on something else. But I get it on the portfolio side and thanks for the answer and congratulations on the transaction.

Answer – Unidentified speaker: Yeah. Just to be clear, Roger, too. I mean, we are obviously very focused on cost of supply. And so this this kind of falls within that bucket, but it doesn’t make anything else that we’ve got any higher on the list. And so it’s just additive to what I would say is competitive approach. Unidentified speaker

Question – Unidentified speaker: Thanks. Thanks for the call.

Operator

We’ll go next to Josh Silverstein with UBS. Unidentified speaker

Question – Unidentified speaker: Thanks everybody was down on the step up in the return of capital profile. I think with the added shares, the dividend goes up by about 2.5 billion. And you mentioned about a $5 billion free cash flow uplift, which then grows to $6 billion and grows to $10 billion over time, just thinking about how you guys may allocate that additional amount either in the buyback or just growing on the balance sheet. I think, Kathy, you mentioned that you’re still targeting the $17.5 billion, but why not step up the buyback level with the additional free cash flow. Thanks.

Answer – Unidentified speaker: Yes. I appreciate the question. And so I’m going to start with I have a whole lot of sensitivity that right now Denbury is in its solicitation period. And as a result, all I can tell you what I have obviously get incremental free cash flow as we add Pioneer beyond the incremental dividend and that gives us more flexibility. Decisions will be made in the future in terms of what we do with that flexibility, but clearly we have more flexibility to further enhance shareholder returns. Unidentified speaker

Question – Unidentified speaker: Got it. And then most of the synergies or it looks like almost all of the synergies that you’ve targeted, the $2 billion are on the upstream side. Can you just talk about the ability to enhance margins or synergies that may come across either the midstream or downstream portfolio? Because obviously the integration should be able to enhance some of the opportunities there as well. Thanks.

Answer – Unidentified speaker: Yeah, you’re right. I would tell you from that standpoint, we do think there’s opportunities to build on the synergies that we’ve already estimated, taking advantage of the integrated nature, both from the logistics standpoint and then the businesses that we have in the Gulf Coast that’s connected by the logistics. And that’s true in our chemical business where we’re using the feedstocks coming out of the Permian and obviously our refining business, but also maybe somewhat surprisingly, our low carbon solutions business as we look to grow our investments in low carbon, hydrogen and ammonia. With the work that we’re doing in the Permian and driving the operations to net zero and out and taking that approach to Pioneer’s assets and driving advancing their net 0 to 2035 at that lower carbon intensity gas feeds into lower carbon products and are lower carbon, hydrogen and ammonia. So we see that having a lot of synergies with all of our operations that will be upside to some of the synergies we’ve already talked to. Unidentified speaker

Question – Unidentified speaker: Great. Thank you.

Operator

We’ll go next to Jason Gabelman with T.D. Cowen. Unidentified speaker

Question – Unidentified speaker: Hey, thanks for coming back to me. I appreciate it. I just wanted to ask a quick follow up on the production guidance of 2 million barrels a day. Is the expectation that you then maintain that at a plateau rate into the 2030s? Or would you expect to continue to grow that over time? Thanks.

Answer – Unidentified speaker: Yeah. I would say, you know, we don’t have a plan that goes out past 2030, but ah, you know, we’re what we’re going to basically do is take the progress that we’re making in technology, continue to apply that resource and then develop the barrels that generate the returns and grow the value in the company. So we’ll prosecute that in a way that’s consistent with the capabilities of the organization. 2 million barrels a day is what if you look at our existing plans that we have and you combine the Q2, 2027 as a logical fallout of that, that combination? Well, we’ve got some time, I think, as we get in, as we merge the two organizations and start working that to build better plans or longer term plans and see where that eventually gets to. But the good news about this opportunity, it is very long, wide. We’ve got 15 to 20 years of inventory and so it will be a function of how we think we most effectively develop that inventory and then where how that manifest itself in any one annual production.

We don’t have anything to give you past 2030 or 2037 right now. Unidentified speaker

Question – Unidentified speaker: Got it. Thanks.

Answer – Unidentified speaker: You bet.

Operator

We’ll go next to Nitin Kumar with Mizuho. Unidentified speaker

Question – Unidentified speaker: Hi great and thanks for taking my following question. I wanted to just maybe follow up on Roger’s question, but tilted on the axis, this transaction concentrates your portfolio further into upstream. You know, just given what would you disclose to the third quarter, kind of curious, how do you see the balance of the company’s earnings between upstream, downstream and low carbon solutions in the future? Should we expect it to be more tilted towards upstream?

Answer – Unidentified speaker: I would tell you, we don’t have specific targets for where each of our businesses, you know, sit within that portfolio. We obviously make sure that we’re looking at aggressively at any opportunities in any one of our businesses to bring on these advantaged projects and to grow earnings and cash flow with those businesses. But obviously, that’ll be dictated by the opportunity set that we have. We actually, you know, have been pretty aggressive at our chemical expansions and the investments we’ve been making there. And we’ve got a pretty robust pipeline going forward of chemical plant investments as you go forward just because of the demand for chemicals continues to grow. So I would expect to see that continue to grow with time as we meet the growing demand in society.

On the refining side and the downstream side. I would say generally speaking, what you’ve seen us doing is rationally rationalizing our refinery footprint, concentrating on the facilities that have integrated businesses and a variety of high value products. We think chemical products, the fuels products and lubricant products, as the demand shifts with time, we have the flexibility to shift production coming out of those facilities and because they’re integrated in large, they’re low cost and therefore advantaged in the portfolio, I would anticipate and we’ve got a pretty good portfolio of opportunities to begin to convert those refineries and some of our units on those refineries to recycling plastic and growing biofuels.

And so my sense will be what you’ll see now that businesses invest investments to rather than growing, you’ll see the product profile shift to products which are in high demand and therefore have good margins. Low carbon solution, obviously, is at a very small stage right now. And so from our standpoint, not really meaningful in the mix of ExxonMobil, but if the world’s going to achieve its stated ambitions for emissions reductions. There is a significant amount of investment that needs to go in that space and a significant incentive that will have to come to facilitate that investment. And so with the work that we’ve been doing in that business and laying out the groundwork for a long term cost advantaged business, we see real opportunity for that to grow in line with policy evolving and further incentivizing additional investment and or markets evolving and paying for emissions reductions. We think as that those incentives form and grow, whether it’s through market forces or policy, that we’ll be well positioned to meet that growth and will be advantaged in that which will then generate higher than in industry returns. And just one final point on that low carbon solutions business, where we’re very focused on working with governments around the world to move that business from, you know, away from government subsidies and policies into market forces. We think longer term, if the world is going to achieve its ambitions for reduced emissions.

there needs to be a competitive market for emissions reductions. And I think, you know, the sooner that countries and societies around the world transition to that, the more the faster you see those investments come on. So that’s the other piece of the portfolio. My expectation is you’ll see all those businesses focused on value. Low carbon solutions will become a bigger proportion and then we’ll continue to look for opportunities in the upstream. Unidentified speaker

Question – Unidentified speaker: Great. Thanks for the answer.

Answer – Unidentified speaker: You’re welcome.

Operator

It looks like we have time for one more question. Our last question will be from Biraj Borkhataria with RBC. Unidentified speaker

Question – Unidentified speaker: Hi. Thanks for taking my follow up. I just have one more question on the on the synergy number, particularly related to the G&A side. So my understanding of, you know, when you put these numbers in, they effectively become the audited synergies of the really obvious ones so can you just help me understand, you know, what is not included in that number that, you know, you would look at over time, whether it’s I’m assuming refinancing of debt is not in there and various other things so could you just help me understand what’s not included in the incentive number. Thank you.

Answer – Unidentified speaker: Sure. I’m happy to take that. I think your question originally was kind of getting at what is everything that’s included. And so I think you should think about that as I mentioned previously, you know, two-thirds of that synergy number is really driven by increased resource recovery. And then the remaining one-third is a combination of basically all operating expense efficiency and capital efficiencies. And I’d say the capital efficiency is the bigger driver in that remaining one third.

So that’s how you should think about it all. Overall, we would say Pioneer is a very lean company today. It’s one of the benefits that that they bring to the table. So they are a very lean operator and will benefit from that naturally.

Answer – Unidentified speaker: I mean, there’ll be, there’ll be a, given two independent organizations that are bringing together some synergies in G&A but frankly, not materially enough to move the needle on what we’re talking about here. Unidentified speaker

Question – Unidentified speaker: Okay. Thank you.

Answer – Unidentified speaker: Thanks, Biraj, and thanks for everybody who joined us on short notice for the call today. We really appreciate that and we appreciate the questions that you asked on this call. We will post the transcript on our respective investor relations websites as soon as it’s available.

And with that, let me turn it back to the operator to conclude our call.

Operator

This concludes today’s call. We thank everyone again for their participation. [Call Ended]